Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

AT&T Inc Acquisition of Time Warner Inc and 3Q16 Results Conference Call on 2016-10-24T12:30:00 UTC

C O R P O R A T E P A R T I C I P A N T S

Michael Viola AT&T Inc. - SVP IR

Randall Stephenson AT&T Inc. - Chairman, President, CEO

Jeff Bewkes Time Warner Inc. - Chairman, CEO

John Stephens AT&T Inc. - Senior EVP, CFO

David McAtee AT&T Inc. - Senior EVP, General Counsel

C O N F E R E N C E C A L L P A R T I C I P A N T S

Amy Yong Macquarie Research Equities - Analyst

John Hodulik UBS - Analyst

Amir Rozwadowski Barclays Capital - Analyst

Simon Flannery Morgan Stanley - Analyst

Ben Swinburne Morgan Stanley - Analyst

Phil Cusick JPMorgan - Analyst

David Barden BofA Merrill Lynch - Analyst

Tim Horan Oppenheimer & Co. - Analyst

Frank Louthan Raymond James & Associates, Inc. - Analyst

Matthew Niknam Deutsche Bank - Analyst

Mike McCormack Jefferies LLC - Analyst

Operator^ Ladies and gentlemen, thank you for standing by and welcome to the 2016 AT&T three-quarter earnings call. (Operator Instructions) I would now like to turn the conference over to our host, Michael Viola, Senior Vice President, Investor Relations. Please go ahead.

Michael Viola^ Thank you, Roxanne. Good morning, everyone and welcome. As you know, on Saturday, we announced an agreement for AT&T to acquire Time Warner, and the purpose of today’s call is to provide additional background and perspective. AT&T also announced its third-quarter results on Saturday, and we’ll briefly go over those highlights as well.

With me on the call today are Randall Stephenson, AT&T’s Chairman and CEO; Jeff Bewkes, Chairman and CEO of Time Warner; John Stephens, AT&T’s Chief Financial Officer; and also on the call is David McAtee, AT&T’s Chief Counsel, who will take part in the Q&A portion of this call.

Before we begin, I need to call your attention to the Safe Harbor statement. It says some of our comments today may be forward-looking and as such they are subject to risks and uncertainties. Results may differ materially. Additional information is available on AT&T and Time Warner’s SEC filings and on the Investor Relations page of AT&T and Time Warner’s website.

As you know, we are in the quiet period for the SEC spectrum auction, so we cannot address any questions about spectrum today. I also need to direct your attention to page 4, that has information regarding SEC filings.

And now I’d like to turn the call over to AT&T Chairman and CEO, Randall Stephenson.

Randall Stephenson^ Okay, thanks, Mike, and good morning, everybody. What we’re going to do is Jeff and I are going to provide some color on the business combination, and then we’ll spend our time addressing whatever questions you might have.

Look, we’re convinced this combination, Time Warner and AT&T, is a perfect match for our two companies. Vertically integrated, I mean, we’re going to be able to bring a fresh approach to how the media and communication industry works for customers, for content creators, for distributors, as well as advertisers. We’ll be uniquely positioned to lead and even accelerate the next wave of innovation in terms of how people enjoy video entertainment.

Time Warner is the global leader in media and entertainment, with terrific brands. And they are brands we all know and love, from Game of Thrones to CNN and Superman, just to name a few. It is a vast content library, and we believe it’s the best on the planet.

And hands-down, Time Warner has the best creative talent and journalists in the industry. When you combine Time Warner’s content with our scale and distribution — we have 100 million-plus TV, mobile, and broadband subscribers — you put that with our customer insights and the addressable advertising opportunities that flow from that, we think we build something here that’s really special, and it creates significant strategic as well as financial benefits.

With content, distribution, and customer insights we’ll be able to deliver new subscription as well as advertising models and new content formats that traditional programmers have been hesitant to adopt, particularly for content that’s designed for mobile consumption and sharing on social media. Owning content will help us innovate on new advertising options which, combined with subscriptions, will help pay for the cost of content creation.

And this two-sided business model, advertising and subscription-based, helps pay for creators to develop more great content and gives customers more choices in terms of how they get their content. And only AT&T will have the world’s best premium content with the networks to deliver on every screen.

We expect to close this transaction by the end of 2017, and I’ve been asked a lot: Why now? It comes at a time when the media and communication industries are converging. Jeff and I sat down back in August to talk about where we saw the industry headed and how a combination between our companies would really remove a lot of the friction in the industry, then help accelerate innovation in terms of content that’s mobile, customized, and social.

The next wave of innovation in this business takes vertical integration of premium content and distribution, and I suspect the rest of the industry is going to innovate right with us. By the time our Time Warner deal closes at the end of next year, we’ll be nearly two and a half years into integrating DIRECTV, and that work’s going to be essentially behind us.

Our Time Warner deal is more of a bolt-on acquisition. It’s not a normal, full-blown integration like you’ve seen in past deals.

The big part of the value of this transaction is Time Warner’s outstanding leadership team and the amazing creative talent with journalists that they’ve put together. That’s why we plan to run Time Warner the same way that it’s run today.

If you would, turn to slide 6 in the deck and let’s talk about the capabilities this business is going to have. First, we’ll be the leader in premium content.

Time Warner has an amazing portfolio of content creation and aggregation and some iconic brands across programming and TV and film production. HBO is the number-one global leader in premium content subscriptions, producing hit shows like Game of Thrones, Silicon Valley, and VEEP for its HBO and Cinemax networks.

Warner Bros. is the largest film studio in the world — hit franchises like Harry Potter, Superman, and The Voice; and box office hits like American Sniper; and it has the best and biggest entertainment library on the planet. Turner has top-rated basic cable networks: TNT, TBS, and Cartoon Network, Adult Swim.

And Turner’s premium sports rights, including the NBA, March Madness, Major League Baseball. And that combined with our rights to the NFL Sunday Ticket is going to create a very strong sports programming portfolio.

And Turner has great digital assets like Bleacher Report, CNN.com.

If you look at slide 7, we’ll have unmatched scale in distribution and customer relationships. 144 million mobile subscribers in the US and Mexico. 45 million subscribers in the US and throughout Latin America make us the world’s largest pay-TV provider.

We have about 16 million US broadband subscribers. And we have a growing OTT business with HBO NOW and, soon, DIRECTV Now. Also, our joint venture with The Chernin Group, Otter Media, has 1.2 million subscribers on its various SVOD services. And we have more than 88,000 retail points-of-sale across North America.

Third, all that will give us some robust viewership insights. We’ll use those insights from our TV, mobile, and broadband subscribers to inform what content we create.

We’ll develop content that’s better tailored to what specific audience segments want to watch, when, where, and on which device. And we’ll use the insights to expand the market for addressable advertising. Addressable advertising is far more effective and more valuable both to the advertisers and to our customer.

Owning content will help us innovate on new advertising options which, combined with subscriptions, will allow us to grow two-sided business models to help pay for the cost of content creation. This two-sided business model, advertising and subscription-based, helps to pay for creators to develop more great content and gives customers more choices on how they get their content.

As you move to slide 8 I want to walk you through the highlights of the transaction; then later John Stephens is going to dive a little deeper into this. We’re paying $107.50 per share; it’s half stock and half cash, and the stock portion is subject to a collar. We believe this is the optimal capital structure for a deal of this size.

The financial benefits are straightforward, and we think they are significant. In the first year after closing, it’s accretive to margins and adjusted EPS and free cash flow on a per-share basis.

It improves our dividend coverage. It enhances and diversifies our revenue and earnings growth profile. And the structure of the deal allows us to maintain a strong balance sheet and strong investment-grade credit metrics.

The approvals are fairly straightforward. Time Warner shareholders will vote on it, and then we’ll have regulatory reviews in the US, the EU, and a few other countries.

So that’s the structure of the deal. What I’d like to do now is hand it over to Jeff Bewkes, the Chairman and CEO of Time Warner, and let him take you through his thoughts.

Jeff Bewkes^ Thanks, Randall; good morning, everyone. I’m really pleased with this transaction and with Time Warner’s future as part of AT&T.

Joining forces will accelerate the evolution of both our Companies, as we go where consumers are going in the converging worlds of media and communications; and that will drive more growth and more value for shareholders. This combination creates both immediate and long-term value.

For Time Warner shareholders, the price represents about a 36% premium to our closing price of $79.24 on October 19. It also has a very attractive consideration mix of 50% cash and 50% AT&T stock for each Time Warner share. That gives our shareholder base roughly a 15% pro forma ownership in the world’s leading integrated media and communications company, with a strong financial profile, as Randall just said, and a combined track record of success and innovation in both Companies.

We believe the pro forma Company is very well positioned to drive attractive growth for years to come. We expect innovation to be an important driver of that growth, since we see AT&T’s distribution capabilities as an enormous opportunity for us.

As I said, we need to go where the consumers are going, and that’s increasingly mobile, increasingly multi-platform, and it’s increasingly on-demand through new services via direct consumer relationships over broadband. And this aligns us with all of that.

Additionally, there’s the huge opportunity Randall mentioned to utilize consumer insights to inform content creation. That allows us to continue to create not just the biggest hits but also content and programming that really engages with targeted, passionate niches in the audience. We’ll be able to do that more efficiently while also innovating very important new subscription and advertising models to increase consumer choice.

So we see the opportunity to create tremendous long-term value in this combination, and that’s what’s driving this transaction. As I said at the outset, AT&T’s distribution capability significantly advances our direct-to-consumer efforts and our ability to develop new offerings for all the leading content that we already create and distribute today.

Together with AT&T, we’ll develop new, innovative business models and forms of content that consumers will be demanding tomorrow in this ubiquitous, multi-platform on-demand and increasingly mobile environment. So now I’ll turn it over to John Stephens.

John Stephens^ Thank you, Jeff, and good morning, everyone. Let me provide the financial expectations that we have for this transaction and refer to slide 10.

To recap, the purchase price values Time Warner equity at about $85 billion plus approximately $21 billion of net debt from Time Warner. That brings the total transaction value to right at $106 billion.

Time Warner shareholders will receive a 50-50 mix of cash and AT&T stock for the equity. The cash portion is already fully funded with a $40 billion bridge loan and additional AT&T liquidity.

We remain strongly committed to maintaining a sound balance sheet and solid investment-grade credit metric. And we see significant opportunity for rapid deleveraging potential given the attractive free cash flow of the combined Companies. In fact, we expect pro forma net debt to EBITDA to be in the 2.5 range by the end of the first year after the close of the transaction and approaching the 1.8 times range by the end of year four.

We see solid synergy potential in the $1 billion run rate by the end of year three. As you would expect, this is substantially cost-driven: corporate and procurement type expenses, the kind we know how to get. But we believe there are also significant opportunities from the vertical integration of content and distribution.

And the vast amount of data available from the combined Company will allow not only a greater value proposition to offer advertisers but will allow more informed and efficient content development.

This transaction also diversifies and enhances our revenue mix. Strong cash flow and the lower capital intensity gives us flexibility as we grow these businesses.

As mentioned earlier, we expect adjusted EPS to be accretive in the first year, and free cash flow and free cash flow per share to be accretive within that same time frame. The deal also improves our strong free cash flow dividend coverage; and, as you saw, we just announced our 33rd consecutive dividend increase.

We’re shooting 100%, raising the dividend with every chance we’ve had over the last 33 years. We are extremely proud of that track record.

Now I’d like to spend the last few minutes of this presentation giving you a high-level view of our very good third-quarter results that we released on Saturday, starting with our financial summary on slide 12.

Our teams continue to execute at a high level in the quarter. Third-quarter consolidated revenues grew nearly 5% to $40.9 billion, in large part due to our acquisition of DIRECTV.

On a comparable basis, revenues were down slightly as growth in video and IP-based services mostly offset pressure from big lines and wireless legacy services and the second-quarter 2016 transition of certain hosting operations. Excluding the impact of foreign exchange, comparable revenues were essentially flat.

We grew net income in the quarter. After adjustments, third-quarter EPS was $0.74, the same as last year’s third quarter and up almost 4% year to date.

This comes even with about $0.02 of earnings pressure from our Mexico wireless operations. Margins also continued to be solid even with the pressure from our investment cycle in Mexico, thanks to the team’s focus on profitability and our best-ever wireless service margins.

All this continues to drive strong cash flows. We had our second-highest-ever operating cash flows of $11 billion with free cash flow reaching $5.2 billion. That’s more than $13 billion in year-to-date free cash flow.

Year to date, our dividend payout ratio is 67%, ahead of our full-year guidance. Capital investment is on plan, coming in at $5.9 billion for the quarter and just over $16 billion year to date. We also continue to focus on our net debt to adjusted EBITDA ratio, which came in at 2.24.

Let’s now take a look at our operations. Those details are on slide 13.

In a competitive wireless market, we continue to effectively manage our business. This has helped us add subscribers, lower postpaid churn, and improve profitability.

We turned in record wireless service EBITDA margins of 50.1%. This comes even as promotions heated up at the end of the quarter.

We took a smart, strategic approach with our marketing moves. You see the impact in our postpaid churn.

With all the noise in the marketplace, we had our second best third-quarter postpaid churn ever. Postpaid churn of 1.05 was an 11 basis point improvement over the year-ago third quarter, and this includes about 2 basis points of pressure from our 2G network migration.

Postpaid phone churn was even lower, at 0.90. That’s a 14 basis point improvement over a year ago.

We turned in another strong quarter of subscriber growth. We had 1.5 million domestic net adds. And when you include our Mexico operations, we grew our North American subscriber base by 2.3 million.

The growth of our prepaid business continues to be exceptional. We added more than 300,000 prepaid phones in the quarter, and prepaid revenues were up more than 20% year-over-year. This drove branded phone growth and helped increase our branded smartphone base by another 700,000 subscribers.

Turning to our Entertainment Group, on a comparative basis revenues grew as IP and video revenue outpaced legacy declines. Margins also continued to expand at a healthy clip. Our reported margins were up 130 basis points year-over-year driven by merger synergies and a full quarter of DIRECTV in this year’s results.

Overall, TV and broadband subscribers were relatively stable in the quarter. We added more than 300,000 DIRECTV subscribers and have added 1.2 million DIRECTV subscribers since we acquired DIRECTV in July of last year.

Our Business Solutions team also performed well in a challenging economy. Our flow share is good, and we continue to see the benefits of an integrated wireless and wireline approach.

Thanks to wireless, we grew business revenues in the quarter and we grew revenues in all our retail segments: enterprise, small business, and the public sector.

Strategic Business Services also grew at a solid clip, up $240 million year-over-year. That’s up 9.1%, and when you adjust for FX, growth was closer to 10%.

Let me close with a summary of the quarter on slide 14. We’re proud of what we’ve accomplished in this quarter. Earnings continue to grow and consolidated margins are stable even with the pressure from our Mexico investment.

Year to date, adjusted EPS is up nearly 4%, and we had the second-highest cash from operations ever. We answered competitive headwinds in wireless with our best wireless service margins ever and our second-best-ever third-quarter postpaid churn. We added 1.5 million US subscribers, had positive phone net adds, and grew our smartphone base by 700,000.

The integration of DIRECTV continues to generate the cost savings and sales opportunities we thought it would. We’re on track to launch DIRECTV Now this quarter and are excited about what this brings.

And Mexico continues to be a growth story. Just a tremendous job by our team; they are ahead of plan with their 4G LTE deployment, with their rebranding efforts, and with customer growth.

Our guidance for the year remains on track: double-digit revenue growth, mid single-digit adjusted earnings growth, with stable margins. And free cash flow growth has been strong, with dividend coverage year-to-date at 67%.

As we enter the home stretch of the year, we feel very good about our results and we look forward to finishing the year strong. With that, I believe we’re ready for Q&A, and I’ll turn it over to Roxanne.

+++ q-and-a

Operator^ (Operator Instructions) Amy Yong, Macquarie Research.

Amy Yong^ Good morning. I was wondering if you can elaborate on some of the consumer products that you are envisioning on over-the-top? Obviously you have DIRECTV Now; you have HBO GO. What do you think consumers want going forward?

Randall Stephenson^ Hi, Amy. This is Randall; I’ll tee it up, and I may ask Jeff to chime in if he wants to add anything. So, you hit the big driver that we’re envisioning, and that’s the DIRECTV Now product that we’ll be launching next month.

I’ll tell you, the more we iterate and work on DIRECTV and launch it in November, the more excited we get about what we’ll be putting in the marketplace — but I would tell you the more excited we get about what else we’ll be able to do on this platform. There are a lot of things we really aspire to do with this platform as you think about incorporating social into the platform and as you begin to think about how you share content on this platform: clipping content that you’re watching and sharing it with your friends via messaging or via social media.

We think that — we don’t think, we know our customers are really demanding that. Now, what I would tell you is, trying to develop those type of capabilities with the current content providers is proving difficult. It’s arm’s-length negotiation and people are obviously very protective of their content. So it’s just really, really hard to get these type of iterations and innovations on content done.

So the thing that Jeff and I get most excited about when we talk about this transaction is now, in these over-the-top environments and platforms, we can begin to innovate our content much quicker. We’re under the same umbrella, the same ownership structure, and we can get past a lot of these content rights and so forth and move fast.

I will tell you we are both convinced that as we innovate in this way and as we accelerate the pace of this innovation, it is going to attract others to want to do the same on these platforms. So those are the kind of — a snippet of some of things we’re thinking about. Jeff, would you add anything to that?

Jeff Bewkes^ Yes, I’d like to add the same idea. We’ve been trying at Time Warner to get more video-on-demand on not just our networks that have it become a universal thing for every American. You go to your set-top, your television, and that whole dial of networks, hundreds of channels, they should all be VOD, just like HBO or Netflix is.

We announced that and we made it available to all our distributors for all the Time Warner networks at Turner and HBO more than five years ago. No payment extra. The condition was we’ll give you full VOD on your television platforms, on your broadband platforms, provided that it goes to every consumer with no extra charge. Everybody has got to get the same offer.

And we could just do it for our networks. We announced it first with Comcast years ago.

What we saw, to Randall’s point, is that the various cable and other kinds of distributors took a long time to create that offering across every other kind of network. And often the reason was they are waiting for various negotiations of this cable company versus that network group, and you just didn’t see a universal offering.

It’s what consumers were demanding. So we think with this, with AT&T and DIRECTV, our largest affiliate, distributor on television — they are the largest and best at mobile delivery — and so when we want to bring more packages, more choice for consumers at different price points, at every kind of level — upper, lower, more channels, fewer channels, more mobility, more innovation of the kinds of programming — and then with the advertising capabilities we can make the advertising more interesting for your house versus somebody next door: the products you are interested, not the ones you don’t need to see.

And that means that more of the consumers get a better experience viewing. They get less interruptions. And it means that more of the cost of the programming, which is — there’s an investment in programming, but more of the cost can then be borne by advertisers and consumers get a break.

So the benefit for this for consumers is pretty good — very good. And the benefit for advertisers is terrific because, if you look at what’s happening in that world, advertisers need more competition, and this will give another outlet, not just the Google and Facebook one that has been gaining all the traction. But now you have yet another advertising choice that’s equally efficient.

Randall Stephenson^ And if we’re right about this — and I think we’re both really convicted that we can drive the industry and innovate in the industry this way and do it far more quickly — if we’re right, as we begin to stimulate even more and more demand of video over-the-top on our mobile networks, the desire and the incentive to go faster on 5G deployment is heightened. And we get more and more enthusiastic around the world of 5G the more we get into this and see what kind of services will be consumed over-the-top on our mobile networks.

So there’s just a real synergistic effect across everything from infrastructure investment back through the distribution platforms and content creation and advertising models. This just has a lot of opportunities for us.

Amy Yong^ Okay, thank you.

Operator^ John Hodulik, UBS.

John Hodulik^ Okay, great; thanks. Maybe a question for Randall. We’ve heard the wireless market continues to see increasing competitive pressure. Does this transaction help you in that arena at all?

Does it help you differentiate the product? Or does it just provide you with some business diversification away from the wireless market?

Randall Stephenson^ It accomplishes both, actually. As we iterate quickly on these platforms — and think about DIRECTV Now. DIRECTV Now is a mobile-centric product, and if this product is as good as we believe that it is and our customers really begin to enjoy it, there should be advantages of using DIRECTV Now on AT&T’s network; and there will be.

And by that same token, if we’re iterating quickly into DIRECTV Now with the Time Warner content, then we begin to differentiate the DIRECTV Now platform as well. And hopefully, as Jeff articulated and expressed, as we begin to iterate and innovate with the Time Warner content, I am actually convinced that if we are successful with this it will incentivize other content creators to do the same, and want to innovate on top of this platform as well.

So I think it gives us great diversification. 15% of our revenues after this deal is closed will be Time Warner, which is media and entertainment. So the diversification is great. But I think it also gives us an opportunity to differentiate our platform.

John Stephens^ John, if I could add just one thing: It is a competitive environment in the mobile arena, but look at the results. Record 50% wireless service margins; churn, our second-best third quarter ever, and even lower when you take into account the 2G migration. Look at the postpaid phone churn and you see that it’s down at 0.9.

So it is a competitive environment and there are a lot of promotional activities going on, but our mobility engine, our mobility team is performing quite well. And the capabilities that we get through this transaction only ensure that that part of our business can continue to operate very effectively, efficiently, and profitably.

John Hodulik^ Thanks, guys.

Operator^ Amir Rozwadowski, Barclays Capital.

Amir Rozwadowski^ Thank you very much for taking the questions. While some of the major trends that the combination seems to address are not lost on many, I wonder if we could dig in a bit more, Randall, to your comments on why now is the right time. Clearly you have a lot on your plate at the moment.

The integration with DIRECTV seems to just be getting started. You’re on the verge of some new business models that you’ve mentioned on the OTT side. And arguably the revenue synergies have just begun with respect to DIRECTV.

Does this signal confidence in your ability to execute on the integrated service provider model that is in place now? Or is this a timing with respect to availability of making this move respect to the availability of the asset? Thanks.

Randall Stephenson^ Yes, hi, Amir; good questions. In terms of where we stand on the DIRECTV integration, Amir, as you recall, the biggest benefit financially from the integration were the cost synergies. We set an objective of getting $2.5 billion per year of costs out of the business, $1.5 billion of that being this year.

We’re way ahead of schedule on achieving those cost synergies. As you think about this transaction that we’ve put together here closing end of 2017 time frame, we’re going to be way down the path of the integration activities and achieving those cost synergies and so forth.

The other element that was really critical in terms of achieving synergies from this was getting all of those content rights to distribute over our mobile platform. So the DIRECTV Now, that required a lot of heavy lifting to go around all the content creators and get these new rights to distribute this content over-the-top to our mobile providers.

Those are largely done. We’re a little over one year into this, and all those content agreements are basically in place.

That was a lot of heavy lifting. There’s been an unbelievable amount of work and effort going into that.

And now we’re new into the — we’re really early into deploying these new platforms, and I would tell you the more we get into the DIRECTV Now over-the-top platform the more excited we get about the opportunity. And then, as we think about the ability to bring Time Warner content into that, just the enthusiasm level just continues to go up and go up.

So I would tell you I think the timing of the Time Warner deal as it relates to the integration of DIRECTV is actually a very good fit. I think the timing is very good, bringing it in end of 2017.

We’re going to be at a place where all of our installation crews for DIRECTV are integrated. We’re doing one truck roll to the house. Our call center operations will be integrated at that point in time.

So a lot of what I’d call the key logistical difficult things to do in terms of integration, we’ll have the lion’s share of share of those done by end of 2017. We still have some what I’ll call big IT type things — information technology development — that won’t be completed, but those aren’t big rocks that are going to get in the way of trying to integrate Time Warner at this time.

Then lastly I would tell you a deal like this — when Jeff and I met and we both gained conviction in terms of what was in the Art of Possible here as we put these two Companies together, and we both became convinced and convicted that it was the deal that ought to happen, these kind of deals you don’t sit around and wait for the perfect timing. Once you have a deal and you have a deal structure, given the potential for leaks and so forth, the objective is to push them through and get them done, and that’s exactly what we did here.

So there’s never a perfect time for a deal like this, but actually I think this fits very well with our own integration plans. And I also think it fits well in terms of how fast this industry is moving.

The convergence in terms of media and distribution is moving fast. We want to be at the front of it. We don’t want to be chasing it, and doing this deal now allows us to lead in this type of convergence activity and bring stuff to our customers that they want before other people bring it to their customers. So I think the timing actually works out quite well.

Amir Rozwadowski^ And if I may, one quick follow-up. What gives you comfort on the regulatory approval process?

Randall Stephenson^ So, I’ll lead in on this. I have David McAtee, who is our General Counsel at AT&T, and so — I’m not a lawyer but once Time Warner closes, I’ll play one on TV, okay? But I’ll give you my layman’s assessment of why I got comfortable with this, and then I’ll let David clean up after me.

But when we looked at this, it’s very clear that this qualifies in every definition of the word as a vertical merger. It’s a vertical integration.

Most of the deals — in fact, all of the deals that have gotten in trouble lately over the last few years have been horizontal mergers, where a competitor is being taken out of the marketplace, or the regulators were concerned that a competitor would be removed from the marketplace. This is vertical.

Jeff’s Company is a supplier to AT&T and it is a pure technical vertical integration. Vertical integrations, where regulators have concerns with those, are remedied or addressed — those concerns are addressed through conditions.

So we anticipate that the regulators may have some issues that they want to deal with on this. There may be conditions. But we’re convinced that these type of issues can be handled with conditions.

And it’s rare — in fact, I’m not sure we know of a situation where a vertical integration has been blocked by the government in our two sectors. David, would you have anything to add to that?

David McAtee^ No, Randall; that’s right. What you’ve heard here today, Amir, is that in the mobile age, the legacy separation between content and distribution is really getting in the way of what consumers want. And it’s only benefiting those entrenched incumbents who have little interest to change.

So as a result, we are looking forward to the regulatory process, which is going to be guided by facts and guided by the law. And Randall’s right: when you look in the modern history of media and the Internet, the US government has always approved vertical mergers like this.

And they do so for good reason. They put downward pressure on consumer prices; they increase competition and consumer choice; and in our case, they spur the sort of innovation and investment that Randall and Jeff have talked about.

So we enter this process confident. We don’t prejudge the outcome. We stand ready to talk to the regulators and to address any concerns they have.

Jeff Bewkes^ This is Jeff. The only addition I’d add is it will increase competition in advertising as well.

Amir Rozwadowski^ Great. Thanks so much for taking the questions.

Operator^ Simon Flannery, Morgan Stanley.

Simon Flannery^ Great. Thank you very much. I’m joined by Ben Swinburne here who also has a question. Randall, as you moved into content with Otter Media and the partnership approach and you’ve been pursuing that road — and there’s obviously some benefits to that approach — what was it that made you feel comfortable that you could move from a partnership so quickly to full control of a content company of the size of Time Warner? And then, Ben?

Ben Swinburne^ Yes, Jeff. Good morning. I was just curious if you look at — over the course of your leadership time at Time Warner, you had a lot of success creating value, spinning off and distributing assets — most notably, Time Warner Cable in 2009.

At that point, it seemed that the Company had a strong view content and distribution together was not synergistic. So I’m curious over the last seven years what’s changed in your mind to suggest now that combination is in fact attractive for your shareholders?

Jeff Bewkes^ You want me to go first on that?

Randall Stephenson^ Yes, well, Jeff, you start off.

Jeff Bewkes^ Well, two things. One is that the Time Warner Cable Company and footprint was small. It was a regional cable company with the limitations that cable had at that time, about 12% of the country.

And we weren’t — that’s the first part. And it needed to consolidate to get more efficiency in the scale of what it did. We didn’t think that would be as well accomplished for a number of reasons: financial structure, regulatory approval as part of a music company that we had at that time.

The second thing, which I think is more important, is the world’s much different now. You now have net neutrality in place, you’ve got broadband distribution, you have mobile as an ever-bigger part of the distribution package. And you have a lot of incoming new distributor or competition coming from Facebook, Netflix, Google, Amazon.

So as the distribution world changes, having distribution capabilities to innovate on mobile sets across broadband, and with the ability to speak directly to consumers, offer customized subscription packages and more effective targeted advertising, it’s both more competition on both sides and it allows us to have our networks be more attractively offered to consumers.

And what I mean by that is VOD with better interfaces. I think that the distribution industry, not AT&T and not Comcast so far — they’ve been good at this — but a lot of the distribution companies, particularly the cable companies have been slow to provide these innovations for consumers. And we think this will help spur that across the industry.

Randall Stephenson^ Furthering on Jeff’s point and addressing, Simon, your question, the reason we believe that owning the content is so critical: when you’re talking about doing really tight integration, ownership is always best. If you have to iterate and innovate quickly, it’s really difficult to do in a partnering arm’s-length negotiated-type transaction.

Our history is long in terms of examples of this. Not the least of which was we had been what I’d call a tightly integrated reseller of DIRECTV for a long time. It was an important part of our package, but you never could get the tight integration of the customer experience.

We closed DIRECTV, and we get the customer experience integrated, and then within one year we’ve added 1.2 million DIRECTV customers. We’ve never even begun to approach a number like that when we were just partnering and reselling their product.

Then as you think about, for example, the DIRECTV Now launch, we have been working three or four years to bring to market a mobile-centric package of content to our customers, and we have been working aggressively to put this together. And getting the content creators to agree to the rights to put this over our mobile platform was proving to be very, very difficult.

We closed DIRECTV, and with those great content agreements that we now own at DIRECTV within one year we’ve achieved all of those content rights. Literally within a year. Something we’ve been trying to do three years we achieved in one year after owning DIRECTV.

I am convinced that as we try to bring unique capabilities of content to our customers and really integrate — I’m talking about integrating deeply, social aspects and interaction of our customers with content and so forth — as we try to do that, doing it in an ownership structure rather than a partnering structure will happen faster. And I’ll say it again that I believe if we’re successful at this, it will drive the whole industry to begin to innovate faster, and everybody will want to innovate on these platforms in this same way.

So just a long history, Simon, of where you try to partner you can get there. It’s slow, it’s painful. Just the contracting itself takes a lot of time. Whereas when it’s completely owned, you just move a lot faster.

Simon Flannery^ Great. Thank you.

Operator^ Phil Cusick, JPMorgan.

Phil Cusick^ Hey, guys. Thanks. Randall, can you update us on the pace of improvement and the competitive environment in Mexico? And can you talk about what the Time Warner deal does or what Time Warner does in Mexico and the rest of Latin America and how AT&T can push that harder? Thanks.

Randall Stephenson^ You bet. Mexico is going great. I think something that’s been lost in the Mexico story is Mexico City is, like, one of the largest cities in the world. It’s a sprawling, major metropolis. And we have stood up in the course of one year a full-scale LTE network that is performing beautifully.

And the business in terms of subscription growth continues to grow. Our distribution is growing beautifully. We were adding distribution at a very, very impressive pace.

And Thaddeus, our individual who is leading that operation, is just doing a terrific job. I will tell you we just continue to gain more and more conviction around Mexico.

We have a long way to keep growing in this business. And we’re looking forward to now, as we scale our mobile subscriber base, as we scale the LTE platform and get really robust capacity and coverage, then you can begin to think about the things we’re talking about here: distributing content to our customers in Mexico.

Jeff has probably one of the best lineups of content in Latin America that I’ve got to tell you we’re really enthusiastic about. Not just for Mexico, delivering over our mobile platform, but throughout Latin America where we have coverage through — in just about every — I think all but two countries in Latin America with our satellite product.

So, Jeff, if you would, I’d let you talk a little bit about the capabilities you have in Latin America.

Jeff Bewkes^ Thanks, Randall. Our biggest overseas network business and sales business in Latin America, from Mexico all the way to Argentina, that’s where we have — we’re the number-one nonlocal channel provider across all of Latin America. We’ve got it on satellite with you, with DIRECTV; we’ve got it in pretty much most of the cable telcos. There’s not yet as much broadband or mobile as there will be, but there’s a real growth in that market.

We also have a number — we don’t just have the US-based networks like Cartoon, CNN, TBS, TNT, HBO that you all know. We also have a number of Latin American-based channels that strengthens our offering.

So I think the match between the two of us and being able to help upgrade distribution and lead a real continuing buoyancy, just a secular take-up in Latin American countries of television services, it’s a bit like where the US was 20 years ago. That varies from country to country; but essentially, all that growth of the Golden Era of more channels and more TV is coming now across Latin America.

Phil Cusick^ Thanks, Jeff.

Operator^ David Barden, Bank of America Merrill Lynch.

David Barden^ Hey, guys. Thanks for taking the questions. Two if I could. I understand from press reports, Jeff, that you plan on leaving the Time Warner organization. Randall, could you talk a little bit about how the leadership will work for the new Company in this bolt-on structure?

Then second, John, on the financing side, could you talk a little bit about the comfort level the rating agencies have with your proposed leverage and some of the funding rate assumptions that you’ve made in your accretion analysis? Thanks.

Jeff Bewkes^ Randall, do you want me to start?

Randall Stephenson^ Yes, why don’t you start? Yes, what are your plans, Jeff?

Jeff Bewkes^ This is Jeff. I don’t know where you saw that. That’s not right. I’ll be staying after we close the deal.

We do have a pretty deep bench of management at the Time Warner Company. Everybody is going to be staying and quite invigorated. Both the business execs, the creative and journalism executives, and I, too, will be staying.

So while, as any normal evolution, over the years after that — years we’re talking about — our next generation will be ready. And you’ve got some terrific execs at AT&T and in DIRECTV that can be part of this next wave of management. But that’s the next generation; and when it’s ready, we’ll hand over to them.

Randall Stephenson^ As Jeff and I were constructing this deal, there was not a single conversation we had where I didn’t talk to Jeff about talent. Keeping the talent in place was a critical piece of putting this deal together.

Jeff has an employment structure that is really comforting to me in terms of how he has his people compensated and so forth. And David, I know this will probably come as somewhat of a surprise to you, but I’ve never run a movie studio before, and so keeping the talent and retaining the talent is really, really important to us.

I would tell you I feel like we have some good plans in place to ensure that we can keep the talent in place. The way we will organize the business, David, is Time Warner will be a wholly-owned subsidiary of AT&T, and it will stand on its own, and we’ll continue to operate it very similar to how it’s operated today.

We’ll have to figure out the management part of how we effect the data beginning to influence content, and how we allow the data and the customer insights that we have on our mobile platform and our TV platform to influence advertising that’s delivered into the Time Warner advertising avails and how we begin to take advantage of that. So there’s a lot of integration work that’s done at that level.

But Time Warner will be operated largely independent and as an independent subsidiary of AT&T. John, you want to talk about the rating agencies?

John Stephens^ Sure. Thanks. A couple things. Rating agencies, we’ve had conversations with them; they are still considering it.

The push and pulls of the situation, one is the amount of debt is large and we’re all aware of that. But on the other side, the ability to generate $60 billion of EBITDA and $45 billion of, so to speak, annual cash from operations provides a great opportunity to service that debt.

Third, I think the agencies are evaluating the change, if you will, the diversification opportunity that this provides and that growth, the enhanced growth opportunity it provides.

If you look at the transaction from a starting point on date of close, if you assume end of year, in the 2.7 range of that debt-to-EBITDA and getting down to closer to our traditional target of 1.8 after four years. That ability to lay that out gives us comfort that we certainly will remain investment-grade and would argue very strongly to keep our current ratings with those agencies.

I would expect they’ll come out with some interim announcements that will — as they work through the analysis. This is normal in this case. So that’s really how we view it.

From a rate perspective, I think the one thing I need to point out is over 90% or about 90% of our debt is locked into rates with about a 14-year average life. We don’t have much floating debt at this time.

So the first point I make to you is this transaction actually really doesn’t have — it has very minimal effect on our current interest expense cost for the legacy AT&T. When you layer on the towers of debt of Time Warner, they fit very nicely on top of the towers of AT&T and give a very manageable, very easily managed process for refinancing or paying down debt. So we feel very comfortable with that.

Our assumptions were very conservative. We took a step up from a 30-year bond rate that we see today. We took a step up from that in our models in our traditional, normal, conservative approach. So we feel good about having the right level of interest expense for the incremental; and, as I said, the base is locked up for a long period of time.

David Barden^ Thanks, guys.

Operator^ Tim Horan, Oppenheimer and Company.

Tim Horan^ Thanks a lot, John. Just two questions following up on that. In today’s current rate environment, if you use more short-term debt, what type of rates do you think you can get?

And secondly, just on the — can you give us maybe some color on the cash tax rate going forward? And just a quick follow-up for Randall. Thanks, John.

John Stephens^ Yes, a couple of things. One, if you look at our overall average debt cost today, it’s about 2.5% after-tax, so pretty low. And that’s with the longer-term life, that’s with the 14-year average life.

I think Tim, you can see you can certainly come below a 4.5% or 5% rate. You can certainly get down to the 3% on some of the short-term, shorter-term debt; and even lower depending if you — how you want to go to floating.

We’re going to work out the syndication of the bridge loan in the coming days and weeks, and we’ll finalize that. But I want to make sure we are viewing this as a longer-term step, so we’re not looking and the deal is not based on getting short-term rates for the next few years. But there is opportunity there compared to our assumption.

Tim Horan^ And the cash tax rate, John?

John Stephens^ Yes, I think on the cash tax rate, if you see the cash tax rate, it’s going to stay very low through the bonus depreciation years. And if you look at Time Warner, their cash tax rate — their effective tax rate is lower than ours; their cash rate is slightly higher than ours.

So over time we would continue to expect the cash tax rate to be below the book effective rate. And on a post-merger basis, the book effective rate will be lower than AT&T’s is today.

Tim Horan^ Great. Randall, just quick question. It seems like zero rating is a key part of the strategy here. Do you think the regulators are going to be okay with that strategy?

Randall Stephenson^ The regulators will be able to what, Tim?

Tim Horan^ Zero rating, not charging for data usage of your own content. Will the regulators be okay with that, do you think? That seems to be maybe the only real stumbling block on the transaction.

Randall Stephenson^ You know, Tim, I just can’t prejudge any of this. I just really don’t know. We’re just going to have to get into the process and put the data out for the regulators, and then begin that effort. And the sausage will come out the way the sausage comes out, right?

Tim Horan^ Yes. Good luck. Thanks, guys.

Operator^ Frank Louthan, Raymond James.

Frank Louthan^ Yes, I guess just to follow up with that. If the SEC does decide to look at things like rate regulation for broadband, how does that impact your view on the deal and the optionality that it gives you?

Randall Stephenson^ Well, Frank, the SEC has already started rate regulation reviews on broadband business, broadband services. So I think that was always, we felt, the risk of Title II being implemented on top of this industry.

I don’t think it has any bearing as you think about this deal. I mean just rate regulation in general is just always what I think is one of the great contributors to uncertainty in an industry like this, when it’s so capital intensive. So we’re hopeful the Chairman of the FCC as well as the President, when Title II was discussed, both said that they had no intention to regulate prices of broadband. So hopefully that will be the case as we move forward with this transaction.

Frank Louthan^ All right, I guess a follow-up. Looking at the opportunities you have here, how does this impact your network plans with 5G and so forth? Is there additional opportunities here that could accelerate some of those plans after you close the deal?

Randall Stephenson^ I would say you should anticipate — expect that to the extent that we can get the standards bodies moving and that we can get vendor community moving, that we would probably have a desire to move faster on 5G — and certainly not slower. Our expectation is, as we began to innovate with content, delivering content over these mobile networks, it’s going to give us a lot more enthusiasm to go faster with 5G and not slower.

So we’ll obviously do everything we can to try to accelerate all the efforts that are required to make this happen. But a lot of it is — it’s a logistical issue, right? Standards bodies being set, getting equipment manufactured, and so forth, but we’re excited about it.

John Stephens^ Frank, this is John. One thing I’d point out: with the diversification of the revenue stream and the reduction in the capital intensity that Time Warner brings to us, it brings us a lot more financial flexibility. And as we believe this ability to curate video to generate advertising, to be more efficient in production with all the data and insights we’ll have, that should bring us profitability or revenue enhancements growth that will allow those decisions to fund the 5G on a very efficient basis, while we continue to really manage the health of the balance sheet.

Randall Stephenson^ That was very elegant the way my CFO said, yes, he’s preparing to invest, Randall; you better generate revenues. You just got to witness a negotiation internally right here on the phone.

Frank Louthan^ All right. That’s very helpful. And good luck with the hearings on the Hill.

Randall Stephenson^ Thanks. I appreciate it, Frank.

Operator^ Matthew Niknam, Deutsche Bank.

Matthew Niknam^ Hi, guys. Thanks for taking the questions. Just first on your core distribution business, with the decision to move into content on a larger scale, has anything changed with how you view the economics of your distribution business?

And then secondly for John on synergies, maybe if you can give us some more color on the timing of the synergy ramp post deal close. Thanks.

John Stephens^ Why don’t I start off with the synergies? First I want to focus that these synergies are supply chain, they’re vendor costs, they’re corporate focused. We continue to expect the business units, specifically the three business units, to operate — and they are really — these are not personnel focused. I just want to make sure that’s clear.

When you think about our synergies on a combined basis, we’ll be a Company that spends close to $6 billion on advertising. And as we’ve proven, as our leadership and our corporate communications group has proven over the last year, we can mine savings out of combining two companies’ advertising and corporate communications because we’ve been very successful that. We learned that from DTV.

If you look, quite frankly, at our telecom spend or at Time Warner’s telecom spend, they are not an AT&T shop extensively today. We’ve got a real opportunity to provide really highest quality services and really, from an investment base that we already have, that goes for both wireless and wireline. So that’s a very direct one.

If you think about the platforms, we’ve been moving very quickly and very effectively at building a platform for DTV now to distribute video over all kinds of screens. With that, we now have that ability to share that platform and that distribution device with HBO, with the Turner networks, with Warner Studios. We have a real opportunity to add and that’s going to provide efficiency savings.

And then, Frank, you get into the things like what I call shared services, but the efficiencies of payroll, efficiencies of accounts payable, efficiencies of cash management. All those kinds of things.

So we’ve done very detailed analysis of these cost-focused synergies. That’s what gets us to the viewpoint that at the end of year three we’ll be on a run rate for $1 billion of cost savings and cash flow generation. We feel very good about that.

And once again it’s really focused on really the supply chain and then, of course, the corporate structure. But we feel very good about achieving that.

Matthew Niknam^ Got it. On just the core distribution business and whether anything changed that spurred the push more aggressively into content?

Randall Stephenson^ The only thing that changed was our conviction about the opportunity to bring into DIRECTV and the DIRECTV Now development our conviction that unique content could really, really provide a meaningful benefit to our customers. And the ability to iterate and innovate on that, on top of the OTT model, we’re gaining a lot of conviction that this is going to be a really significant opportunity for our customers.

There is a huge customer base out there that we are convinced, while they don’t subscribe to a bundle of premium content today, at the right price point over-the-top they will. If you can bring a compelling price point and a compelling content package and some innovation with it, we are absolutely convinced that this is going to be very, very attractive for a large group of customers who really aren’t even in the market today.

Matthew Niknam^ Got it. Thank you.

Michael Viola^ Roxanne, we’ll take one more question, okay?

Operator^ Mike McCormack, Jefferies.

Mike McCormack^ Hey, guys. Thanks. David, maybe just a quick comment on the regulatory process. Could this be a DOJ-only process? And if so, how do you think they would look at it in the context of the Comcast-NBC deal?

I guess one for Randall on just your view on the US wireless market generally. Obviously we’re seeing a lot of diversification on AT&T’s part. What do you think the longer-term prognosis is in US wireless given the competitive landscape?

And I’ll sneak one more in if I can on John Stephens, just with respect to the handset adds. If it weren’t for 2G losses this quarter, postpaid handsets would have been positive, I believe. As you step into 4Q you’ll see some more pressure. But looking into 2017, is there a return to handset growth at some point?

David McAtee^ Okay, Mike; David here. I’ll start. You basically asked: How will the regulators look at this deal? I think it’s a wise question.

Let me focus on what I think is the most critical issue. The regulators will focus on what the market structure looks like today and then what the market structure looks like post-transaction. This is a very important point.

Point number one is the structure of this industry will not change. There’s no loss of competition. There is no loss of competitors.

From a horizontal standpoint, the structure remains very much similar as it was today. And that’s exactly what Randall and Jeff have been talking about in terms of the verticalness of this transaction.

Point number two, the distribution model doesn’t change. Time Warner has built an incredibly successful business distributing its content as widely as possible, and that won’t change either.

So that leads to the question of what will change, and that’s what’s so exciting about this transaction. When you bring together wireless and content for the first time — wireless and content for the first time — you create a unique Company that can work within that industry structure to innovate in very important ways that benefit consumers. Number one, you’re able to take that wide distribution of Time Warner content and you’re able to broaden that distribution especially in the mobile world.

And number two, you’ve heard it discussed here today: you’re able with that combined Company to innovate new platforms, new video experiences, things that can’t be done by arm’s-length contract alone. You can’t innovate through arm’s-length contract arrangements.

So by doing so, what the regulators will be interested in first and foremost is: Talk about what happens immediately after the transaction, and then talk about what happens thereafter. So once regulators, we are convinced, understand the facts around what I’ve just described, they’ll see a positive story when it comes to market structure and they’ll see a positive story as it comes to innovation.

And then ultimately we get to the point that Randall talked about earlier: as this innovation spurs more innovation, and it generates demand for video applications over mobile networks, that is 5G’s best friend.

So when you put all that together, it’s a very compelling case that we look forward to discussing with regulators. You asked about whether it would be a DOJ-only process or whether the FCC would be involved. We know at this point, of course, the DOJ will be reviewing the transaction; at this point, we are determining which FCC licenses of Time Warner, if any, would transfer to the new Company. And obviously, if there are licenses to be transferred, the FCC would review those.

Randall Stephenson^ Mike, as it relates just to the US wireless market, I think it’s important to constantly remember in this industry how we cycle through times when we say: Wow, it really is mature and it’s just getting hypercompetitive. I can’t help but reflect on — I think it was 2005, shortly after we bought AT&T Wireless and we launched the Razr, the Motorola Razr. I will never will forget how many people would ask me: What you going to do after everybody has a Razr? This industry is mature, right?

And lo and behold, we invest in mobile broadband, and smartphones come along. And smartphones take off and they become a catalyst for growth in this business for the last 10 years, literally.

And while all this has been going on in the smartphone we have been accumulating rather aggressively since 2012 a really big portfolio of wireless spectrum licenses. We’re sitting here today with 40 megahertz of fallow spectrum: fallow, waiting to be built into and deployed for video. Because now with these tablets and these smartphones everywhere, they’re not just Internet access devices; they are video-consuming devices/

So we have positioned ourselves to begin investing aggressively in ensuring that our customers can enjoy video — and now video and content that is uniquely curated and developed for these kind of devices. And now we haven’t even begun to talk about 5G. As you think about 5G, video is a huge driver of it; but it goes so far beyond video.

As we think about where it goes in a world of 5G, 1-gig type networks, now virtual reality can truly become reality. Augmented reality now begins to manifest itself.

We’re talking about autonomous cars. I am convicted we’re going to have autonomous cars traversing our major metropolitan areas in the next five years in a really significant way. Depending on who you talk to in the autonomous car business — the developers and the inventors — they believe that the bandwidth requirements of an autonomous car is 1 gigabyte per car per mile, just huge bandwidth requirements.

IoT, Internet of Things, healthcare, I just think we’re at one of those moments where — yes, everybody has a smartphone. That smartphone is now becoming the launching point for what is next. And we think what is next is really significant.

And we now have the largest connected car portfolio in the United States. We have most major automobile manufacturers contracted with AT&T. So we just think there’s a lot of opportunity left, Mike.

Mike McCormack^ Thanks, Randall.

John Stephens^ Hey, Mike, with regard to your last question let me make one point. First on a branded phones, we had net adds this quarter. I want to make sure everybody knows that.

Secondly, the 2G migration and the decision to shut down that network on or about January 1 is impacting that; and we had pressure in the quarter, particularly to our postpaid phone base because of that. And that will alleviate next year; that’s correct.

Third, we’re seeing tremendous development for us in the prepaid space in the Cricket brand and adding significant customers there, a space that’s still relatively new to us. We’ve been there about two years now in a significant way.

It’s what’s helping drive margins as it has really improved the revenue growth, the profitability, and the customer accounts. And as we’ve talked about many times before, the cost of adding a prepaid subscriber is very, very low: no billing, no credit checks, no subsidies. And the ARPUs that we’re getting out of those are very good.

So all that’s happening and that’s what’s adding to these great margins. That’s what’s building these great margins.

The one thing I would point to you, though, that I’m more excited about than just pure counts is the fact that we added 700,000 smartphones during the quarter. So the devices that — so that while our total net adds, our branded phone adds were certainly less than that 700,000, we are trading up to a much higher-quality customer who has much more functionality with his phone, particularly in light of this transaction, much higher-quality capability to watch video and to utilize the content that Time Warner brings. We feel very good in that position.

On a going-forward basis, after we get through the 2G certainly we should see some of the 2G — we will see the 2G pressures alleviate. But the focus for growth is what Randall really talked about, in the sense of these platforms we’ve built — whether they be the connected cars, whether they be the Internet of Things, whether they be the various different capabilities we provide business and consumers in this Internet of Things environment, as well as the prepaid market — as we continue to take share and grow in that. So that’s where we think there’s real opportunities.

Certainly we’ll continue to grow our smartphone base. I don’t mean to imply we won’t at all. But it is a more mature market.

It’s the opportunity to, if you will, ship those feature phones to smartphones, and it’s that opportunity to play into a prepaid space, a valued customer space that hadn’t been our lead focus for years and now has become a very strong focus for us.

And then the Internet of Things, the connected devices, which provide a dramatic opportunity for us both from a business and a consumer customer.

Randall Stephenson^ So with that, we’ll close. I just want to reiterate: I think Jeff and I would both have to say we couldn’t be more excited about what we’re putting together here. We think this is really, really going to be a unique opportunity.

We believe that premium content always wins. And we’ve said this that it always won in a theater; it now wins in the home; and it is now winning in the mobile device. People want to consume premium content, and we have now partnered and are working to combine forces with, we believe, the top premium content developer, aggregator, and distributor in the world.

So we’re really looking forward to putting these two Companies together, defining the future of media and communications as they converge. We want to set the pace for this to happen.

So thanks, everybody, for joining us and I appreciate your participation.

Operator^ Ladies and gentlemen, that concludes our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.